Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Resignation of Director

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that, due to the adjustment of position, Mr. Liu Hongbin has tendered his resignation to the Company and ceased to hold the position of non-executive director of the Company with immediate effect. Mr. Liu Hongbin also ceased to serve as a member of the Investment and Development Committee of the Board.

Mr. Liu Hongbin has confirmed that he has no disagreement with the Company and the Board and there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Mr. Liu Hongbin has been diligent, dedicated and meticulous at work since appointment. The Board would like to express its sincere gratitude to Mr. Liu Hongbin for his significant contributions to the Company’s business development, management improvement and shareholder returns during his tenure.

Following the resignation of Mr. Liu Hongbin, the members of the Investment and Development Committee of the Board decreased from 3 to 2, falling below the minimum number of 3 required under the terms of reference of the above-mentioned Board Committee. In this regard, the Company will use its best endeavor to identify suitable candidate to fill the vacancy as soon as practicable.

By order of the Board PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

3 December 2019

As at the date of this announcement, the Board comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Wei as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Duan Liangwei as non-executive Directors; Mr. Hou Qijun as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.